EXHIBIT 12.1

The following table presents the calculations of ratio of earnings to combined fixed charges and preferred stock dividends for the periods shown.

IMPAC MORTGAGE HOLDINGS, INC.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(dollar amounts in thousands)

	For the Three Months Ended March 31, 2004		For the Year Ended December 31,
			2003		2002		2001	2000		1999	1998
Net earnings (loss)	52,545		139,213		74,917		33,178	(54,233)		22,317	(5,933)

Add: Fixed charges (1)	63,928		221,928		145,940		113,144	125,019		91,074	128,190

Net earnings (loss) plus fixed charges	116,473		361,141		220,857		146,322	70,787		113,391	122,257

Fixed charges	63,928		221,928		145,940		113,144	125,019		91,074	128,190

Preferred stock dividends	—		—		—		1,575	3,150		3,290	—

Total fixed charges and preferred stock dividends	63,928		221,928		145,940		114,719	128,169		94,364	128,190

Ratio of earnings to combined fixed charges and preferred dividends (2)	1.82x	(2)	1.63x	(2)	1.51x	(2)	1.28x	—	(3)	1.20x	0.95x

(1)	Fixed charges include interest expense on debt and the rental portion of rental expense deemed to represent the interest factor.
(2)	No preferred stock was outstanding during this period.
(3)	Earnings were insufficient to cover fixed charges. The amount of the defeciency for the year ended December 31, 2000 was $54.2 million, which represented the net loss for the period.